

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2021

Michael Prinn
Chief Financial Officer
SeaChange International, Inc.
500 Totten Pond Road
Waltham, MA 02451

> **Re: SeaChange International, Inc.**
> **Form 10-K for the fiscal year ended January 31, 2020**
> **Filed April 20, 2020**
> **File No. 001-38828**

Dear Mr. Prinn:

We have reviewed your February 10, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 28, 2021 letter.

Form 10-K for the fiscal year ended January 31, 2020

Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page 59

1. We appreciate your response to comment one from your letter dated February 10, 2021, please further address the following:

   • You disclose on page 5 of your Form 10-K that "Framework is available as a product, SaaS, and/or managed service, on-premises, cloud and hybrid". Please more fully explain to us how you considered this in your determination that revenue related to the products in the software bundle should be recognized at a point in time upon delivery to the customer.

- You indicate in your response that you use the residual approach to determine the selling price of your Framework software license and appear to rely on ASC 606-10-32-34(c)(1) in that determination. Please more fully explain to us how you evaluated other methods to estimate the standalone selling price of the Framework software license. To the extent you determined prices of the Framework software license are highly variable, please provide us a comprehensive discussion of the variability in your software license selling prices to support your conclusion.

- You indicate in your response that the Framework bundle is a new go-to-market approach with significant variability. You also indicate that you utilize an expected cost plus margin approach to determine the standalone selling price of the Framework support services and any associated third-party hardware or software and specified upgrades. Given the new approach related to Framework, please more fully explain to us how you were able to estimate the amount of support services and specified upgrades that will be necessary to support this new offering.

- You indicate in your response that "some contracts may have terms such that the customer is billed annually over the contract term of five years". Please tell us and revise your disclosures in the notes to the financial statements to disclose and discuss the billing arrangements for Framework as required by ASC 606-10-50-9. In addition, given the material negative impact that these billing arrangements have had on operating cash flows, please revise your annual and interim disclosures under Liquidity and Capital Resources in MD&A to provide additional information related to billed and unbilled account receivable balances as of each balance sheet date, including ageings of billed accounts receivable and schedules of unbilled accounts receivable that indicate the time periods during which amounts are expected to be billed.

- Based on the extended billing terms noted above, please more fully explain how you considered the provisions of ASC 606-10-32-15 and 16.

- Given the disparity of when software licenses are billed under your Legacy and Framework offerings, please tell us what consideration you have given to providing disaggregated revenue disclosures by solution type (Legacy and Framework) based on the provisions of ASC 606-10-50-5.

You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing